Item 2
ICICI Limited

A confidential letter containing certain observations made by the Reserve Bank of India (RBI) as a part of its routine annual inspection is being circulated in a section of the Press. The item was given coverage by a few newspapers on March 7, 2000 and ICICI had responded directly to the editors on the subject. ICICI has been informed that the said letter as well as certain excerpts from RBI's confidential inspection report are being circulated again in a section of the print media and wire agencies.

ICICI would like to reiterate that the inspection report for the year ended March 31,1999, was received in November 1999, and duly analysed in consultation with ICICI's statutory and US GAAP auditors. The report was also discussed in depth at a meeting of the Audit Committee as well as the Board of Directors and after careful evaluation of all the issues raised, a detailed response was sent to RBI. ICICI believes that this response was found to be satisfactory by RBI.

ICICI believes that its level of financial reporting is in line with global benchmarks. ICICI has undertaken a full scope audit of its accounts as per the United States Generally Accepted Accounting Principles (US GAAP) for the same period ended March 31, 1999, being the first financial intermediary in India to do so. ICICI's financial statements have been audited as per US GAAP by international accounting firm KPMG Peat Marvick.

ICICI's capital adequacy as on December 31, 1999 was 17.8% with Tier 1 CAR at 11.9%. This indicates a very strong capital position, comparable to international benchmarks.

ICICI continues to make efforts to set higher standards for adequate and meaningful dissemination of relevant information with the objective of providing full transparency to its stakeholders.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States of America. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

March 15, 2000

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

END